Exhibit 99.1

INVESTOR RELATIONS:

InvestorRelations@amctheatres.com

John Merriwether, 866-248-3872

MEDIA CONTACTS:

 Ryan Noonan, (913) 213-2183

rnoonan@amctheatres.com

FOR IMMEDIATE RELEASE

AMC Entertainment Holdings, Inc. Announces

Record Third Quarter 2016 Results

LEAWOOD, KANSAS - (November 7, 2016) -- AMC Entertainment Holdings, Inc. (NYSE: AMC) (“AMC” or “the Company”), one of the world’s leading theatrical exhibition companies and an industry leader in innovation and operational excellence, today reported results for the third quarter and nine months ended September 30, 2016.

Highlights for the third quarter 2016 include the following:

•	AMC set third quarter records for the three months ended September 30th period for all revenue segments: admissions revenues, food and beverage revenues and other revenues.

•	Total revenues increased 13.2% to $779.8 million compared to total revenues of $688.8 million for the three months ended September 30, 2015.

•

Admissions revenues increased 12.6% to $496.7 million compared to $441.3 million for the same period a year ago. Average ticket price increased 2.6% to a third quarter record $9.57 compared to $9.33 for the same period a year ago.

•

Food and beverage revenues increased 14.8% to $248.9 million, compared to $216.8 million for the quarter ended September 30, 2015. Food and beverage revenues per patron increased 4.8% to a third quarter record of $4.80 compared to $4.58 in the third quarter last year.

•	Net earnings increased 149.9% to $30.4 million and diluted earnings per share (“diluted EPS”) increased 158.3% to $0.31 compared to $12.2 million and $0.12, respectively, for the three months ended September 30, 2015. Net earnings margin for the third quarter was 3.9% compared to 1.8% for the same period a year ago.

•

Adjusted diluted earnings per share (1) (“adjusted diluted EPS”) increased 121.4% to $0.31 compared to $0.14 for the three months ended September 30, 2015. Included in adjusted diluted EPS for the three months ended September 30, 2016, and September 30, 2015, were approximately $5.0 million and $0.75 million of merger and acquisition costs, respectively.

•

Adjusted EBITDA(1) increased 32.5% to $144.4 million compared to $109.0 million for the three months ended September 30, 2015.  Adjusted EBITDA Margin (1) for the third quarter was 18.5% compared to 15.8%, for the same period a year ago.

•	Adjusted Free Cash Flow(1) for the quarter ended September 30, 2016, increased 74.2% to $21.6 million compared to $12.4 million for the quarter ended September 30, 2015.

•

During the third quarter of 2016, we completed a national relaunch of our AMC Stubs® loyalty program featuring both a traditional paid tier called AMC Stubs Premiere™ and a new non-paid tier called AMC Stubs Insider™. Both programs reward loyal guests for their patronage of AMC Theatres. As of June 30, 2016, prior to our national relaunch, we had 2,672,000 active member households in the AMC Stubs® program.  As of September 30, 2016, we had more than 4,000,000 active member households enrolled in both the AMC Stubs Premiere™ and AMC Stubs Insider™ programs, combined. New members are enrolling in the new AMC Stubs® program at a rate greater than 11 times the number of enrollments during the same period in 2015. As of today, the number of active member households has already reached 4,500,000.  We expect it to double again over the next 24 to 36 months.

“Fueled by both a commitment to deliver on our key priorities and a strong industry box office, AMC delivered another outstanding quarter, setting third quarter records on many fronts, and growing adjusted EBITDA nearly 33% and diluted EPS over 150%,” said Adam Aron, AMC Chief Executive Officer and President.

Aron added, “Progress continues on our key priorities as world-class marketing took center stage in the third quarter with the national relaunch of our AMC Stubs loyalty program.  As we have previously reported, AMC Stubs was overwhelmingly received by guests as we blew through the 4 million active household member mark by late September and as of today exceeds 4.5 million household members.  Scores of new guests were also introduced to the imaginative AMC theatre experience in the third quarter as we continued to invest in our innovative food and beverage services, recliner seating renovations and premium large format auditoriums.  We believe our proven innovative guest amenities drive results across our existing circuit, and when combined with the more traditional exhibitor landscapes in Europe and the non-urban U.S. markets served by Odeon & UCI and Carmike Cinemas, respectively, we are very excited about our prospects for the upcoming 2017 and 2018 box office years and beyond.”

Highlights for the nine months ended September 30, 2016, include the following:

•	AMC set all-time high records for the nine months ended September 30th period for all revenue segments: admissions revenues, food and beverage revenues and other revenues.

•	Total revenues increased 6.8% to $2,309.8 million compared to total revenues of $2,163.0 million for the nine months ended September 30, 2015.

•

Admissions revenues increased 4.8% to $1,460.5 million compared to $1,393.3 million for the nine months ended September 30, 2015. Average ticket price was $9.54, essentially unchanged compared to $9.55 for the nine months ended September 30, 2015, and attendance grew 5.0% to more the 153 million guests.

•

Food and beverage revenues increased 10.3% to $736.6 million, compared to $667.8 million for the nine months ended September 30, 2015. Food and beverage revenues per patron grew 5.0% to a new nine month record of $4.81 compared to $4.58 in the year ago period.

•

Net earnings increased 32.9% to $82.7 million and diluted earnings per share increased 33.3% to $0.84 compared to $62.2 million and $0.63, respectively, for the nine months ended September 30, 2015. Net earnings margin for the nine-months ended September 30, 2016, was 3.6% compared to 2.9% for the same period a year ago.

•

Adjusted diluted earnings per share(1) increased 46.4% to $0.82 compared to the nine months ended September 30, 2015.  Included in adjusted diluted earnings per share for the nine months ended September 30, 2016, and September 30, 2015, were approximately $15.1 million and $2.6 million of merger and acquisition costs, respectively.

•	Adjusted EBITDA(1) grew 9.9% to $420.4 million compared to $382.4 million and Adjusted EBITDA Margin(1) was 18.2%, compared to 17.7% for the nine months ended September 30, 2015.

•

Adjusted EBITDA(1) for the nine months ended September 30, 2015, benefited from an $18.1 million gain related to the termination of a post-retirement health benefit plan which caused our net periodic benefit costs to be much lower than normal in the prior year. The gain was recorded as a reduction of general and administrative: other expense. Excluding this gain in the prior year period, Adjusted EBITDA growth, year-over-year for the nine months ended September 30, 2016, would have shown an improvement of approximately 15.4%, and Adjusted EBITDA Margin improvement of 140 basis points from 16.8% to 18.2%.

•

Adjusted Free Cash Flow(1) for the nine months ended September 30, 2016, increased approximately $34.2 million, or 34.1%, to $134.5 million compared to $100.3 million for the nine months ended September 30, 2015.

(1)	(These items are non-GAAP financial measures. Reconciliations and definitions of non-GAAP financial measures are provided in the financial schedules accompanying this press release.)

CFO Commentary

Commentary on the quarter by Craig Ramsey, AMC's Executive Vice President and Chief Financial Officer, is available at http://investor.amctheatres.com.

Dividend

On July 25, 2016, the Company declared a regular quarterly dividend of $0.20 per share for the quarter ended June 30, 2016, which was paid on September 19, 2016, to shareholders of record as of September 6, 2016. The total dividends paid in the third quarter of 2016 were approximately $19.7 million.

On November 3, 2016, the Company declared a regular quarterly dividend of $0.20 per share for the quarter ended September 30, 2016, which is payable on December 19, 2016, to shareholders of record on December 5, 2016.

Acquisitions

Odeon & UCI Cinemas Holdings Limited:  As previously announced on July 12, 2016, AMC entered into a Share Purchase Agreement to acquire the film exhibition business of Odeon and UCI Cinemas Holdings Limited ("Odeon/UCI") for total consideration of (i) cash in the amount of GBP £375.0 million ($460.8 million), (ii) shares of AMC Class A common stock valued at GBP £125.0 million ($153.6 million) and (iii) the repayment of indebtedness of approximately GBP £478.6 million ($588.1 million) as of October 19, 2016. The US Dollar amounts set forth in the preceding sentence assume a Euro/USD exchange rate of 1.0973 and a GBP/USD exchange rate of 1.2289 as of October 19, 2016. Odeon/UCI is a leading European cinema operator with 242 cinemas and 2,236 screens. Odeon/UCI operates in four major markets: the United Kingdom, Spain, Italy and Germany; and three smaller markets: Austria, Portugal, and Ireland. For the year ended December 31, 2015 and six months ended June 30, 2016, Odeon/UCI had revenues of $1,142.0 million and $526.0 million, respectively. The closing of the Share Purchase Agreement is subject to clearance by the European Commission and the UK Competition and Markets Authority.

Carmike Cinemas, Inc. (NASDAQ: CKEC):  As previously announced on July 25, 2016, AMC entered into an amended and restated agreement and plan of merger to acquire all of the outstanding shares of Carmike Cinemas, Inc. (NASDAQ: CKEC) (“Carmike”) for $33.06 per share, representing an approximate 32% premium to Carmike’s March 3, 2016, closing stock price.

Carmike stockholders can elect to receive $33.06 in cash or 1.0819 AMC shares per Carmike share, subject to a customary proration mechanism to achieve an aggregate consideration mix of 70% cash and 30% in shares of AMC stock. A shareholder meeting to allow Carmike shareholders the opportunity to vote on the transaction has been scheduled for November 15, 2016. The transaction is valued at approximately $1.2 billion, including the assumption of Carmike’s net indebtedness, based on the closing trading price of AMC’s common stock on the New York Stock Exchange on July 22, 2016. Closing of the transaction is subject to various conditions including approval of the Carmike shareholders and receipt of regulatory approvals.

Recent Debt Financing

In connection with the planned acquisitions of Odeon/UCI and Carmike, on October 20, 2016, the Company announced that it intended to offer, subject to market conditions and other conditions, approximately $900 million aggregate principal amount of dollar-denominated Senior Subordinated Notes due 2026 and sterling-denominated Senior Subordinated Notes due 2024 through a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Company also announced that it intended to offer approximately $500 million principal amount dollar-denominated “B” term loans due 2023 via a new “B” incremental term loan tranche under its existing credit agreement (the “New Term Loans”).

On October 28, 2016, AMC priced the private offering of $595 million aggregate principal amount of 5.875% Senior Subordinated Notes due 2026 (the “Dollar Notes”) and £250 million aggregate principal amount of 6.375% Senior Subordinated Notes due 2024 (the “Sterling Notes”).  In addition, AMC expects to amend its existing “B” term loans due 2022 to lower the interest rate from LIBOR plus 3.25% to LIBOR plus 2.75%, and priced $500 million of New Term Loans due 2023 at LIBOR plus 2.75%.

The offering is expected to close on November 8, 2016, subject to customary closing conditions. Net proceeds from the offering, together with borrowings under the New Term Loans, cash on hand and other sources are expected to be used to fund (i) the planned acquisitions of Odeon/UCI and Carmike, (ii) the repayment of certain outstanding debt of Odeon/UCI and (iii) certain related transaction fees and expenses.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Dollar Notes, Sterling Notes or any other securities, nor will there be any sale of the Dollar Notes, the Sterling Notes or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The Notes and related subsidiary guarantees will be offered and sold in reliance on an exemption from the registration requirements provided by Rule 144A under the Securities Act to qualified institutional buyers and to investors who are non-US persons outside the United States pursuant to Regulation S under the Securities Act. None of the Notes and such guarantees have been registered under the Securities Act or the securities laws of any state or other jurisdiction, and the Notes and such guarantees may not be offered or sold in the United

States absent registration or an applicable exemption from the registration requirements of the Securities Act and the securities laws of any applicable state or other jurisdiction.

Conference Call / Webcast Information

The Company will host a conference call via webcast for investors and other interested parties beginning at 4:00 p.m. CT/5:00 p.m. ET on Monday, November 7, 2016. To listen to the conference call via the internet, please visit the investor relations section of the AMC website at www.investor.amctheatres.com for a link to the webcast. Investors and interested parties should go to the website at least 15 minutes prior to the call to register, and/or download and install any necessary audio software.

Participants may also listen to the call by dialing (877) 407-3982, or (201) 493-6780 for international participants.

A podcast and archive of the webcast will be available on the Company’s website after the call for a limited time.

About AMC Entertainment Holdings, Inc.

AMC is the guest experience leader with 388 locations and 5,295 screens located primarily in the United States. AMC has propelled innovation in the theatrical exhibition industry and continues today by delivering more comfort and convenience, enhanced food & beverage, greater engagement and loyalty, premium sight & sound, and targeted programming. AMC operates the most productive theatres in the country’s top markets, including No. 1 or No. 2 market share in the top three markets (NY, LA, Chicago). www.amctheatres.com.

Website Information

This press release, along with other news about AMC, is available at www.amctheatres.com .  We routinely post information that may be important to investors in the Investor Relations section of our website, www.investor.amctheatres.com. We use this website as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD, and we encourage investors to consult that section of our website regularly for important information about AMC. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document. Investors interested in automatically receiving news and information when posted to our website can also visit www.investor.amctheatres.com  to sign up for email alerts.

Important Additional Information Regarding the Merger

This communication may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of AMC. In connection with the proposed merger, a Registration Statement on Form S-4 (the “Registration Statement”) has been filed with the Securities and Exchange Commission (“SEC”) containing a prospectus with respect to the AMC Class A common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the “Proxy Statement/Prospectus”).  The proxy statement of Carmike contained in the Proxy Statement/Prospectus replaces the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016.  Each of AMC and Carmike intends to file other documents with the SEC regarding the proposed merger.  The definitive Proxy Statement/Prospectus was mailed to stockholders of Carmike on or about October 13, 2016 and contains important information about the proposed merger and related matters.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AMC OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike’s stockholders may obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement and other relevant documents filed by AMC and Carmike with the SEC, at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike’s website at http://www.carmikeinvestors.com/.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  This communication is not a substitute for any prospectus, proxy statement or any other document that AMC or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of AMC, Carmike and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Carmike’s stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus.  Additional information concerning AMC’s directors and executive officers is set forth in the definitive proxy statement filed by AMC with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by AMC with the SEC on March 8, 2016.  These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of AMC’s website at amctheatres.com.  Additional information concerning Carmike’s directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike’s most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10‑K filed by Carmike with the SEC on February 29, 2016.  These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from Carmike’s website at http://www.carmikeinvestors.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “plan,” “estimate,” “will,” “would,” “project,” “maintain,” “intend,” “expect,” “anticipate,” “strategy,” “future,” “likely,” “may,” “should,” “believe,” “continue,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Similarly, statements made herein and elsewhere regarding the pending acquisitions of Odeon & UCI and Carmike Cinemas (collectively “the targets”) and the anticipated financing of the pending acquisitions are also forward-looking statements, including statements regarding the anticipated closing date of the acquisitions, the source and structure of financing, management’s statements about effect of the acquisitions on AMC’s future business,  operations and financial performance and AMC’s ability to successfully integrate the targets into its operations. These forward-looking statements are based on information available at the time the statements are made and/or managements’ good faith belief as of that time with respect to future events,  and are subject to risks, trends, uncertainties and other facts that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These risks, trends, uncertainties and facts include, but are not limited to, risks related to: the parties’ ability to satisfy closing conditions in the anticipated time frame or at all; obtaining regulatory approval, including the risk that any approval may be on terms, or subject to conditions, that are not anticipated; obtaining the Carmike stockholders approval for the Carmike transaction; the possibility that these acquisitions do not close, including in circumstances in which AMC would be obligated to pay a termination fee or other damages or expenses; related to financing these transactions, including AMC’s ability to finance the transactions on acceptable terms; responses of activist stockholders to the transactions; AMC’s ability to realize expected benefits and synergies from the acquisitions; AMC’s effective implementation, and customer acceptance, of its marketing strategies; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the negative effects of this announcement or the consummation of the proposed acquisitions on the market price of AMC’s common stock; unexpected costs, charges or expenses relating to the acquisitions; unknown liabilities; litigation and/or regulatory actions related to the proposed transactions; AMC’s significant indebtedness, including the indebtedness incurred to acquire the targets; execution risks related to the integration of Starplex Cinemas into our business; our ability to achieve expected synergies and performance from our acquisition of Starplex Cinemas; AMC’s ability to utilize net operating loss carry-forwards to reduce future tax liability; increased competition in the geographic areas in which we operate and from alternative film-delivery methods and other forms of entertainment; continued  effectiveness of AMC’s strategic Initiatives; the impact of shorter theatrical exclusive release windows; our ability to attract and retain senior executives and other key personnel; the impact of governmental regulation, including anti-trust investigations concerning potentially anticompetitive conduct, including film clearances and participation in certain joint ventures; unexpected delays and costs related to our optimization of our theatre circuit; failure, unavailability or security breaches of our information systems; operating a business in markets AMC is unfamiliar with; the United Kingdom’s exit from the European Union; and other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange or interest rates, changes in tax laws, regulations, rates and policies; and risks, trends, uncertainties and other facts discussed in the reports AMC has filed with the SEC. Should one or more of these risks, trends, uncertainties or facts materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by the forward-looking statements contained herein. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. For a detailed discussion of risks, trends and uncertainties facing AMC, see the section entitled “Risk Factors” in AMC’s Annual Report on Form 10-K, filed with the SEC on March 8, 2016, Form 10-Q filed on August 1, 2016, Form 8-K filed on October 24, 2016 and the risks, trends and uncertainties identified in its other public filings. AMC does not intend, and undertakes no duty, to update any information contained herein to reflect future events or circumstances, except as required by applicable law.

(Tables follow)

AMC Entertainment Holdings, Inc.

Consolidated Statements of Operations

For the Fiscal Periods Ended 9/30/16 and 9/30/15

(dollars in thousands, except per share data)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,

	2016	2015	2016	2015
Revenues
Admissions	$496,729	$441,262	$1,460,537	$1,393,338
Food and beverage	248,889	216,764	736,587	667,804
Other theatre	34,153	30,814	112,626	101,901
Total revenues	779,771	688,840	2,309,750	2,163,043

Operating costs and expenses
Film exhibition costs	259,069	233,390	784,363	751,894
Food and beverage costs	33,949	31,080	102,014	95,395
Operating expense	211,554	195,505	613,893	588,177
Rent	121,904	115,861	369,307	348,804
General and administrative:
Merger, acquisition and transaction costs	4,961	751	15,113	2,590
Other	19,785	18,706	58,935	41,384
Depreciation and amortization	63,025	58,008	185,746	173,034
Operating costs and expenses	714,247	653,301	2,129,371	2,001,278

Operating income	65,524	35,539	180,379	161,765
Other expense (income):
Other expense (income)	79	—	(5)	9,273
Interest expense:
Corporate borrowings	24,679	22,682	74,434	73,478
Capital and financing lease obligations	2,099	2,286	6,441	6,990
Equity in earnings of non-consolidated entities	(12,030)	(10,850)	(28,143)	(21,536)
Investment expense (income)	176	163	(9,602)	(5,039)
Total other expense	15,003	14,281	43,125	63,166

Earnings before income taxes	50,521	21,258	137,254	98,599
Income tax provision	20,085	9,080	54,560	36,360
Net Earnings	$30,436	$12,178	$82,694	$62,239

Diluted earnings per share	$0.31	$0.12	$0.84	$0.63

Adjusted diluted earnings per share (1)	$0.31	$0.14	$0.82	$0.56

Average shares outstanding diluted	98,284	98,073	98,211	98,024

Balance Sheet Data (at period end):

(dollars in thousands)

(unaudited)

	As of	As of
	September 30,	December 31,
	2016	2015
Cash and equivalents	$46,312	$211,250
Corporate borrowings	1,853,534	1,912,793
Other long-term liabilities	513,857	462,626
Capital and financing lease obligations	95,494	101,864
Stockholders' equity	1,565,701	1,538,703
Total assets	4,969,256	5,088,317

Other Data:

(in thousands, except operating data)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,

	2016	2015	2016	2015
Net cash provided by operating activities	$77,386	$16,310	$211,334	$209,225
Capital expenditures	$(116,274)	$(71,817)	$(256,599)	$(215,574)
Screen additions	—	—	12	12
Screen acquisitions	15	—	26	40
Screen dispositions	—	—	38	—
Construction openings (closures), net	(54)	(94)	(131)	(62)
Average screens-continuing operations	5,240	4,916	5,278	4,914
Number of screens operated	5,295	4,937	5,295	4,937
Number of theatres operated	388	348	388	348
Screens per theatre	13.6	14.2	13.6	14.2
Attendance (in thousands)	51,895	47,298	153,136	145,874

Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share:

(dollars in thousands, except per share data)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Net Earnings:	$30,436	$12,178	$82,694	$62,239
Net periodic benefit credit related to the termination
of post-retirement plan	—	—	—	(18,118)
Loss on redemption of 9.75% Senior
Subordinated Notes due 2020	—	—	—	9,273
Gain on sale Real D	—	—	(3,008)	—
Discrete tax expense (benefit) recorded in income tax provision	—	1,200	—	(1,700)
Income tax effects of pre-tax adjustments above	—	—	1,173	3,450
Net Earnings, excluding benefit related to termination
of post-retirement plan, loss on redemption of Notes due
2020 and gain on sale of Real D, discrete tax benefit,
and related tax effects of adjustments	$30,436	$13,378	$80,859	$55,144

Average shares outstanding, diluted	98,284	98,073	98,211	98,024

Adjusted diluted earnings per share (1)	$0.31	$0.14	$0.82	$0.56
Diluted Earnings per share	$0.31	$0.12	$0.84	$0.63

Reconciliation of Adjusted EBITDA:

(dollars in thousands)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,

	2016	2015	2016	2015
Net Earnings	$30,436	$12,178	$82,694	$62,239
Plus:
Income tax provision	20,085	9,080	54,560	36,360
Interest expense	26,778	24,968	80,875	80,468
Depreciation and amortization	63,025	58,008	185,746	173,034
Certain operating expenses (3)	5,772	3,899	13,012	11,313
Equity in earnings of non-consolidated entities	(12,030)	(10,850)	(28,143)	(21,536)
Cash distributions from non-consolidated entities	3,401	8,557	21,672	24,328
Investment (income) loss	176	163	(9,602)	(5,039)
Other expense (4)	79	—	(5)	9,273
General and administrative expense-unallocated:
Merger, acquisition and transaction costs (5)	4,961	751	15,113	2,590
Stock-based compensation expense (6)	1,705	2,199	4,509	9,377
Adjusted EBITDA (2)	$144,388	$108,953	$420,431	$382,407
Adjusted EBITDA Margin (2) (7)	18.5%	15.8%	18.2%	17.7%
Total Revenues	$779,771	$688,840	$2,309,750	$2,163,043
Net Earnings Margin (8)	3.9%	1.8%	3.6%	2.9%

Reconciliation of Adjusted Free Cash Flow:

(dollars in thousands)

(unaudited)

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Net Earnings	$30,436	$12,178	$82,694	$62,239
Plus:
Income tax provision	20,085	9,080	54,560	36,360
Interest expense	26,778	24,968	80,875	80,468
Depreciation and amortization	63,025	58,008	185,746	173,034
Certain operating expenses (3)	5,772	3,899	13,012	11,313
Equity in earnings of non-consolidated entities	(12,030)	(10,850)	(28,143)	(21,536)
Cash distributions from non-consolidated entities	3,401	8,557	21,672	24,328
Investment (income) loss	176	163	(9,602)	(5,039)
Other expense (4)	79	—	(5)	9,273
General and administrative expense-unallocated:
Merger, acquisition and transaction costs (5)	4,961	751	15,113	2,590
Stock-based compensation expense (6)	1,705	2,199	4,509	9,377
Minus:
Cash distributions from non-consolidated entities	3,401	8,557	21,672	24,328
Income taxes paid, net of refunds	502	102	4,592	(1,028)
Cash interest expense	25,484	23,964	76,867	80,682
Capital expenditures (excluding change in
construction payables)	118,519	79,505	247,199	209,712
Landlord contributions	(29,502)	(19,507)	(77,348)	(43,224)
Principal payments under Term Loan	2,202	1,938	6,605	5,813
Principal payments under capital and financing
lease obligations	2,171	1,985	6,370	5,811
Adjusted Free Cash Flow (9)	$21,611	$12,409	$134,474	$100,313

(1)

Adjusted diluted earnings per share is diluted earnings per share excluding a non-recurring postretirement net periodic benefit credit in the prior year, a loss on redemption of our 9.75% Senior Subordinated Notes due 2020 in the prior year quarter and year, a gain on sale of our investments in Real D during the current year, a discrete tax benefit recorded in income tax provision during the prior year quarter and year and the related tax effects of those adjustments. We have included adjusted diluted earnings per share because we believe it provides investors with additional useful information on our performance and is used by management to assess our performance. We have calculated the tax effects of the pre-tax adjustments described above using our effective Federal and State income tax rate for current and deferred income taxes which is reflective of our estimated annual GAAP income tax rate forecast adjusted to account for items excluded from GAAP income. Adjusted diluted earnings per share is a non-GAAP financial measure and should not be used as an alternative to diluted earnings per share, and may not be comparable to similarly titled measures reported by other companies.

(2)

We present Adjusted EBITDA and Adjusted EBITDA Margin as a supplemental measure of our performance. We define Adjusted EBITDA as net earnings plus (i) income tax provision, (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and to include any cash distributions of earnings from our equity method investees. These further adjustments are itemized above. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted EBITDA

Margin, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is a non-GAAP financial measure and should not be construed as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with U.S. GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA and Adjusted EBITDA Margin because we believe it provides management and investors with additional information to measure our performance and estimate our value.

Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example,

Adjusted EBITDA:

•	does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;
•	does not reflect changes in, or cash requirements for, our working capital needs;
•	does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	excludes income tax payments that represent a reduction in cash available to us; and
•	does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

(3)

Amounts represent preopening expense related to temporarily closed screens under renovation, theatre and other closure expense for the permanent closure of screens including the related accretion of interest, non-cash deferred digital equipment rent expense, and disposition of assets and other non-operating gains or losses included in operating expenses. We have excluded these items as they are non-cash in nature, include components of interest cost for the time value of money or are non-operating in nature.

(4)

Other expense for the prior year quarter and prior year related to the cash tender offer and redemption of the 9.75% Senior Subordinated Notes due 2020. We exclude other expense and income related to financing activities as the amounts are similar to interest expense or income and are non-operating in nature.

(5)	Merger, acquisition and transaction costs are excluded as it is non-operating in nature.

(6)	Non-cash expense included in General and Administrative: Other

(7)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Total Revenues.

(8)	Net Earnings Margin is Net Earnings divided by Total Revenues

(9)

We use Adjusted Free Cash Flow as a performance measure in our internal evaluation of operating effectiveness and in making decisions regarding the allocation of resources. Adjusted Free Cash Flow is a non-GAAP financial measure and should not be construed as an alternative to net earnings as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with U.S. GAAP). We define Adjusted Free Cash Flow as Adjusted EBITDA minus the sum of cash distributions from non-consolidated entities, cash taxes, cash interest, capital expenditures (excluding change in construction payables) net of landlord contributions, mandatory payments of principal under any credit facility and payments under capital lease obligations and financing lease obligations as further described in the table below. We make adjustments to Adjusted EBITDA for certain cash requirements to determine amounts available for general capital purposes from our operations. Adjusted Free Cash Flow may not be comparable to similarly titled measures reported by other companies or other similar measures of cash flow. We have included Adjusted Free Cash Flow because it provides investors with additional useful information on our performance, and it is used by management to evaluate the performance of our Company.

	3 Months Ended		9 Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Adjusted EBITDA	$144,388	$108,953	$420,431	$382,407
Minus:
Cash distributions from non-consolidated
entities	3,401	8,557	21,672	24,328
Income taxes paid, net of refunds	502	102	4,592	(1,028)
Cash interest expense	25,484	23,964	76,867	80,682
Capital expenditures (excluding change in
construction payables)	118,519	79,505	247,199	209,712
Landlord contributions	(29,502)	(19,507)	(77,348)	(43,224)
Principal payments under Term Loan	2,202	1,938	6,605	5,813
Principal payments under capital and financing
lease obligations	2,171	1,985	6,370	5,811
Adjusted Free Cash Flow	$21,611	$12,409	$134,474	$100,313

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